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                                                                EXHIBIT 2.1
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                            STOCK PURCHASE AGREEMENT

                                  BY AND AMONG

                         SCB COMPUTER TECHNOLOGY, INC.

                                      AND

                              THE SHAREHOLDERS OF
                          PARTNERS CAPITAL GROUP, INC.





                   DATED TO BE EFFECTIVE AS OF JUNE 30, 1997



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                          STOCK PURCHASE AGREEMENT


         This STOCK PURCHASE AGREEMENT (the "Agreement"), is dated to be effective as of June 30, 1997 (the "Effective Date"), by and among SCB Computer Technology, Inc., a Tennessee corporation ("SCB"), and each of the shareholders of Partners Capital Group, Inc., a California corporation ("PCG"), as identified on the signature pages hereto (individually, a "PCG Shareholder," and, collectively, the "PCG Shareholders").

         The PCG Shareholders own all of the issued and outstanding shares of common stock, no par value, of PCG (the "PCG Common Stock"). Simultaneously with the transactions contemplated hereby, SCB and PCG are entering into a Stock Purchase Agreement (the "PRI Agreement") relating to the purchase by SCB from the PCG Shareholders of all of the outstanding capital stock of Partners Resources, Inc. ("PRI"). The PCG Shareholders desire to sell to SCB, and SCB desires to purchase from the PCG Shareholders, the PCG Common Stock on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants, and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE 1.

                     TRANSFER OF SHARES AND PURCHASE PRICE

         1.1 Transfer of Shares. Subject to the terms and conditions of this Agreement, at the Closing (as hereinafter defined) the PCG Shareholders will sell, and SCB will buy, all of the PCG Common Stock.

         1.2 Purchase Price. The purchase price (the "Purchase Price") for the PCG Common Stock of $6,400,000 in cash will be payable by SCB to the PCG Shareholders at Closing. An aggregate of $5,760,000 of the Purchase Price will be payable to the PCG Shareholders in the amounts identified on Exhibit A, by wire transfer of immediately available funds, pursuant to the wire transfer instructions set forth on Exhibit A, and an aggregate of $640,000 (the "Escrow Amount") of the Purchase Price will be deposited in an escrow account to be established at SunTrust Bank, Nashville, N.A., in Nashville, Tennessee, as escrow agent (the "Escrow Agent"), which Escrow Amount will be held for one year following the effective date hereof in connection with potential indemnification claims under Article 5 hereof and pursuant to the terms of an Escrow Agreement (the "Escrow Agreement") substantially in the form of Exhibit B attached hereto.

         1.3 The Closing. Subject to the terms and conditions of this Agreement, the closing under this Agreement (the "Closing") will take place simultaneous with the execution hereof at the offices of PCG in Scottsdale, Arizona, to be effective for accounting purposes as of 11:59 p.m. on June 30, 1997, or at such other time, date, or place as SCB and the PCG Shareholders may agree. The date on which the Closing occurs is referred to herein as the "Closing Date."




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         1.4     Determination of Net Income.

                 (a) As soon as reasonably practicable following December 31, 1997, SCB shall prepare an income statement for PCG for the calendar year ending December 31, 1997 (the "1997 PCG Income Statement"), and shall, at SCB's expense, which shall not be an expense for purposes of the 1997 PCG Income Statement, cause SCB's independent accountants to audit such income statement to ensure compliance with this Section 1.4. Except as set forth herein, the 1997 PCG Income Statement will be prepared in accordance with generally accepted accounting principles, consistently applied. In the preparation of the 1997 PCG Income Statement, (i) there will be no charge to PCG's net income for the amortization of goodwill or other intangible or depreciation of property (or credit for any corresponding tax benefits related to such amortization or depreciation, arising as a result of the transactions contemplated hereby; (ii) shared expenses between, and other expenses of, PRI and PCG will be accounted for in a manner consistent with the policies and practices used in the preparation of PRI's and PCG's audited financial statements for the year ended December 31, 1996; and (iii) computer equipment will be depreciated and expenses associated with software licenses with no specified terms will be depreciated or amortized, as applicable, on a straight-line basis over five years. SCB shall cause to be delivered promptly following preparation, but in no event later than March 31, 1998, to the PCG Shareholders a copy of the 1997 PCG Income Statement together with a calculation of the net income. SCB shall also make available to the PCG Shareholders and their advisors all underlying financial data, books, and records (whether written or in electronic media) reasonably requested by the PCG Shareholders that are relevant to the calculation of the net income. The PCG Shareholders shall have 20 days from the delivery of the 1997 PCG Income Statement to accept or reject in writing SCB's calculations regarding the net income. If the PCG Shareholders reject SCB's calculations regarding the net income, such rejection must be accompanied by a written statement of the reasons therefor and, if the parties are unable to reach a compromise within five business days of the date of such rejection, the dispute shall be submitted to arbitration in New Orleans, Louisiana, such arbitration to be conducted in accordance with the rules of the American Arbitration Association ("AAA") before a single arbitrator selected from a panel of arbitrators of the AAA in accordance with its rules for commercial arbitration. The filing fee for the arbitration will be paid one-half by SCB and one-half by the PCG Shareholders and each party shall bear its own costs and expenses related to the arbitration.

                 (b) If PCG's net income for the calendar year ending December 31, 1997, calculated as set forth above, does not equal or exceed $1,177,000, then the Escrow Amount, if any, shall be reduced by an amount equal to the difference between $1,177,000 and PCG's actual net income (the "Net Income Deficit"). If the Escrow Amount is less than the Net Income Deficit, then the amount by which the Net Income Deficit exceeds the Escrow Amount may be offset, dollar-for-dollar, first against the escrow amount established under the PRI Agreement and, to the extent still unsatisfied, then against the Earnout Consideration (as defined in the PRI Agreement).


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         1.5     No Section 338(h)(10) Election.  Neither SCB nor the PCG
Shareholders shall make an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the "Code"), or any comparable or analogous election under state, local, or foreign tax law.

         1.6     Parties' Obligations at Closing.

                 (a)      At the Closing, SCB will deliver to the PCG
                 Shareholders:

                          (i) $5,760,000 in cash by wire transfer of immediately available funds allocated among the PCG Shareholders in accordance with Exhibit A attached hereto, together with a copy of the Escrow Agreement duly executed by SCB and the Escrow Agent and evidence, reasonably satisfactory to the PCG Shareholders and their counsel, that the Escrow Amount has been duly delivered to the Escrow Agent;

                          (ii) a copy of the resolutions of the Board of Directors of SCB, certified by the corporate secretary, authorizing the execution, delivery, and performance of this Agreement and the other documents referenced herein and the consummation of the transactions contemplated hereby;

                          (iii) an opinion of Bass, Berry & Sims PLC, legal counsel to SCB, substantially in the form of Exhibit C attached hereto;

                          (iv) a copy of the PRI Agreement duly executed by SCB; and

                          (v) such other certificates and documents as the PCG Shareholders or their counsel may reasonably request, including a receipt from SCB acknowledging that it has received the PCG Disclosure Letter.

                 (b)      At the Closing, the PCG Shareholders will deliver to
                 SCB:

                          (i) a copy of the Escrow Agreement duly executed by the PCG Shareholders;

                          (ii) an opinion of Peskind Hymson & Goldstein, P.C., and Sellar, Hazard, Snyder, Fitzgerald, McNeely & Alm (with respect to California law matters only), legal counsel to the PCG Shareholders, substantially to the effect of Exhibit D attached hereto;

                          (iii) certificates representing all of the issued and outstanding PCG Common Stock, together with stock powers duly endorsed in blank by each of the PCG
                 Shareholders and spousal consents or waivers with respect to the sale of the PCG Common Stock;

                          (iv) any required consent or approval of a creditor, contract party, or public or governmental authority to the transaction contemplated hereby;


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                          (v)     non-competition agreements (the
                 "Non-Competition Agreements") substantially in the form of Exhibit E attached hereto, duly executed by PCG and the PCG Shareholders other than Michael L. Hirschey;

                          (vi) duly executed resignations as directors and officers of PCG of all directors and officers of PCG;

                          (vii)   [intentionally omitted]

                          (viii) such other certificates or documents as SCB or its counsel may reasonably request.

                                 ARTICLE 2.

                      REPRESENTATIONS AND WARRANTIES OF
                            THE PCG SHAREHOLDERS

         Except as set forth in the disclosure letter delivered prior to the execution hereof to SCB (the "PCG Disclosure Letter"), the PCG Shareholders, jointly and severally, represent, warrant, and agree as follows:

         2.1 Existence; Good Standing; Corporate Power and Authority. PCG is a corporation duly organized, validly existing, and in good standing under the laws of the State of California. PCG is qualified to do business as a foreign corporation and is in good standing under the laws of any state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of business makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the business, results of operations, financial condition, or prospects of PCG (a "PCG Material Adverse Effect"). PCG has all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as now conducted. PCG has provided to SCB complete and correct copies of its articles of incorporation and bylaws, each of which is in full force and effect.

         2.2 Authorization, Validity, and Effect of Agreements. The PCG Shareholders have the full power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of the PCG Shareholders, enforceable in accordance with their respective terms.





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         2.3     Capitalization.  The authorized capital stock of PCG consists of 100,000 shares of common stock, no par value, of which 12,000 shares are issued and outstanding as of the date of this Agreement and owned beneficially and of record by the PCG Shareholders as set forth in the PCG Disclosure Letter. PCG has no outstanding capital stock, bonds, debentures, notes, or other obligations as to which the holders have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of PCG on any matter. All issued and outstanding shares of PCG Common Stock are duly authorized, validly issued, fully paid, nonassessable, and free of, or in compliance with, preemptive rights. There are no options, warrants, calls, subscriptions, convertible securities, or other rights, agreements, or commitments that obligate PCG to issue, transfer, or sell any shares of its capital stock. None of the outstanding shares of PCG Common Stock are subject to any voting trust agreement, lien, encumbrance, security interest, restriction, or claim.

         2.4 Other Interests. PCG does not own, directly or indirectly, or have any obligation to acquire any interest or investment in, any corporation, partnership, joint venture, business, trust, or other entity.

         2.5 No Violation. Neither the execution and delivery by the PCG Shareholders of this Agreement nor the consummation by the PCG Shareholders of the transactions contemplated hereby in accordance with the terms hereof, will:
(i) conflict with or result in a breach of any provisions of the articles of incorporation or bylaws of PCG; (ii) conflict with, result in a breach of any provision of or the modification or termination of, constitute a default under, or result in the creation or imposition of any lien, security interest, charge, or encumbrance upon any of the assets of PCG or any PCG Shareholder by virtue of the application of any provisions contained in, any material commitment, lease, contract, or other material agreement or instrument to which PCG or any PCG Shareholder is a party (including any Material Contract, as hereinafter defined); or (iii) violate or result in a change in any rights or obligations under any governmental permit or license or any order, arbitration award, judgment, writ, injunction, decree, statute, rule, or regulation applicable to PCG or any PCG Shareholder.

         2.6 Regulatory Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, any governmental entity, is required by or with respect to PCG or any PCG Shareholder in connection with the execution and delivery of this Agreement by any PCG Shareholder, or the consummation by any PCG Shareholder of the transactions contemplated hereby, which has not been made or obtained and the failure to make or obtain would have a PCG Material Adverse Effect.

         2.7 Material Contracts. The PCG Disclosure Letter contains a complete and accurate list of all contracts and agreements for the performance of services or the purchase or leasing of property by PCG of an amount or value in excess of $100,000 ("Material Contracts"). Each of the Material Contracts is in full force and effect and is valid and enforceable in accordance with its terms, and PCG is in full compliance with all applicable terms and requirements thereof. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel,





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terminate, or modify, any Material Contract.  To the knowledge of PRI and and each of the PCG Shareholders, there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate (other than with respect to renewals in accordance with contract terms), any amounts paid or payable under any Material Contract with any person.

         2.8 Financial Statements; Undisclosed Liabilities. Prior to the Closing Date, PCG has delivered to SCB true and complete copies of (a) the audited financial statements of PCG as of and for the year ended December 31, 1996 and (b) the unaudited financial statements of PCG as of and for the quarter ended March 31, 1997. The balance sheets provided to SCB by PCG (including the related notes and schedules) fairly present the financial position of PCG as of their respective dates and the statements of income, stockholders' equity, and cash flows provided to SCB by PCG (including any related notes and schedules) fairly present the results of operations, stockholders' equity, and cash flows of PCG for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied, except as may be noted therein. Such financial statements have been prepared from the books and records of PCG which accurately and fairly reflect the transactions and the acquisitions and dispositions of the assets of PCG. As of the Closing Date, PCG did not have any liabilities, contingent or otherwise, whether due or to become due, known or unknown, other than as indicated or reserved against on the balance sheet dated December 31, 1996, except for current liabilities incurred in the ordinary course of business since such date.

         2.9 No Material Adverse Changes. Since December 31, 1996, there has not been (i) any material adverse change in the financial condition, results of operations, business, assets, or liabilities (contingent or otherwise, whether due or to become due, known or unknown) of PCG; (ii) any dividend declared or paid or distribution made on the capital stock of PCG, or any capital stock thereof redeemed or repurchased; (iii) any incurrence by PCG of long-term debt; (iv) any increases in salary, bonus, or other compensation (including pursuant to any employee benefit plan) to any officers, employees, or agents of PCG; (v) any pending or threatened labor disputes or other labor problems against or potentially affecting PCG; (vi) the termination, or receipt of notice of termination, of any Material Contract; or (vii) any other transaction entered into by PCG, except in the ordinary course of business and consistent with past practice.

         2.10    Tax Matters.

                 (a) For purposes of this Agreement, (i) "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and (ii) "Tax Return" means any return, report, information return, or other document (including any related or supporting information) filed or required to be filed with any taxing authority in connection with its determination, assessment, collection, administration, or imposition of any Tax.





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                 (b)      PCG has duly and timely filed all Tax Returns
         required to be filed by it (or duly and timely filed an appropriate request for extension) and has duly and timely paid all Taxes and other charges (whether or not shown on any Tax Return) due or claimed to be due from it by federal, foreign, state, or local taxing authorities or has set up an adequate reserve for all Taxes payable by PCG. True and correct copies of all Tax Returns relating to federal and state taxes and sales taxes and other charges for the period from organization through December 31, 1995 (and a request for extension for the calendar year ended December 31, 1996) have been heretofore delivered to SCB. The accruals and reserves for Taxes contained in the financial statements and carried on the books of PCG (other than any reserve for deferred taxes established to reflect timing differences between book and tax income) are adequate to cover all Tax liabilities. Since December 31, 1996, PCG has not incurred any Tax liabilities other than in the ordinary course of business. There are no recorded Tax liens upon any properties or assets of PCG (whether real, personal, or mixed, tangible or intangible), and, except as reflected in the financial statements, there are no pending or, to the PCG Shareholders' knowledge, threatened audits or examinations relating to, or claims asserted for, Taxes or assessments against PCG, and the PCG Shareholders are aware of no substantial basis for any such claims. PCG has not granted or been requested to grant any extension of the limitation period applicable to any claim for Taxes or assessments with respect to Taxes. PCG is not a party to any Tax allocation or sharing agreement. PCG has no liability for the Taxes of any Affiliated Group under Treasury Regulation 1.1502-6 (or any similar provision of state, local, or foreign law). PCG has withheld and paid all Taxes required to have been withheld and paid when due in connection with amounts paid or owing to any employee, independent contractor, creditor, or shareholder, where failure to do so would have a PCG Material Adverse Effect.

                 (c) The PCG Disclosure Letter lists each jurisdiction in which PCG files Tax Returns for each period or portion thereof ending on or before the date hereof. Except as set forth in the PCG Disclosure Letter, there is no claim outstanding against PCG by any taxing authority in a jurisdiction where PCG does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

                 (d) All material elections with respect to Taxes affecting PCG as of the date hereof are set forth in the PCG Disclosure Letter.

                 (e) All joint ventures, partnerships, or other arrangements or contracts to which PCG is a party and that could be treated as a partnership for federal income tax purposes are set forth in the PCG Disclosure Letter.

                 (f) PCG (i) has not filed a consent pursuant to Section 341(f) of the Code nor agreed to have Section 341(f)(2) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f) of the Code) owned by PCG; (ii) has not agreed, and is not required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that will affect the liability of PCG for Taxes; (iii) has not made an election, and is not required, to treat any asset of PCG as owned by another person pursuant to the provisions of former Section 168(f)(8) of the Code or as tax-exempt bond-





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         financed property or tax-exempt use property within the meaning of
         Section 168 of the Code; and (iv) has not made any of the foregoing elections and is not required to apply any of the foregoing rules under any comparable state or local tax provision.

                 (g) As soon as practicable following the date hereof, the PCG Shareholders shall, on behalf of PCG, timely file all Tax Returns for, and pay all Taxes due with respect to, the short period beginning January 1, 1997, and ending on the Closing Date. The PCG Shareholders shall close PCG's books on the Closing Date and shall report on PCG's federal corporate income Tax Return for the short period ending on the Closing Date hereof all items of income, loss, deduction, and credit arising during the short period under PCG's accrual method of accounting for tax purposes.

         2.11    Employees and Fringe Benefit Plans.

                 (a) The PCG Disclosure Letter sets forth the names, ages, and titles of all members of the Board of Directors and officers of PCG and all employees of PCG earning in excess of $50,000 per year, and the annual rate of compensation (including bonuses) being paid to each such officer and employee as of the most recent practicable date.

                 (b) The PCG Disclosure Letter lists each employment, bonus, deferred compensation, pension, stock option, stock appreciation right, profit-sharing, or retirement plan, arrangement, or practice, each medical, vacation, retiree medical, severance pay plan, and each other agreement or fringe benefit plan, arrangement, or practice, of PCG, whether legally binding or not, that affects one or more of PCG's employees, including all "employee benefit plans" as defined by Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (collectively, the "Plans"). PCG neither has nor sponsors, nor participates in any Plan that is subject to Title IV of ERISA or the minimum funding standards of Section 412 of the Code.

                 (c) For each Plan that is an "employee benefit plan" under Section 3(3) of ERISA, PCG has delivered to SCB correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent Form 5500 Annual Report, and all related trust agreements, insurance contracts, and funding agreements that implement each such Plan.

                 (d) PCG has no commitment, whether formal or informal and whether or not legally binding, (i) to create any additional Plan;
         (ii) to modify or change any Plan; or (iii) to maintain for any period of time any Plan. The PCG Disclosure Letter contains an accurate and complete description of the funding policies (and commitments, if any) with respect to each existing Plan.

                 (e) PCG has no unfunded past service liability in respect of any of its Plans; neither PCG, nor any Plan nor any trustee, administrator, fiduciary, or sponsor of any Plan has engaged in any prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code for which there is no statutory exemption in Section 408 of ERISA or





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         Section 4975 of the Code; all filings, reports, and descriptions as to such Plans (including Form 5500 Annual Reports, summary plan descriptions, and summary annual reports) required to have been made or distributed to participants, the Internal Revenue Service, the United States Department of Labor, and other governmental agencies have been made in a timely manner; there is no material litigation, disputed claim, governmental proceeding, or investigation pending or threatened with respect to any of the Plans, the related trusts, or any fiduciary, trustee, administrator, or sponsor of the Plans; the Plans have been established, maintained, and administered in all material respects in accordance with their governing documents and applicable provisions of ERISA and the Code and Treasury Regulations promulgated thereunder; and each Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service with respect to the current terms of the Plan.

                 (f) Except where failure to do so would not have a PCG Material Adverse Effect, PCG has complied in all respects with all applicable federal, state, and local laws, rules, and regulations relating to employees' employment and employment relationships, including, without limitation, wage related laws, anti-discrimination laws, employee safety laws, and COBRA (defined herein to mean the requirements of Code Section 4980B, Proposed Treasury Regulation
         Section 1.162-26 and Part 6 of Subtitle B of Title I of ERISA).

                 (g) The consummation of the transactions contemplated by this Agreement will not (i) result in the payment or series of payments by PCG to any employee or other person of an "excess parachute payment" within the meaning of Section 280G of the Code;
         (ii) entitle any employee or former employee of PCG to severance pay, unemployment compensation, or any other payment; or (iii) accelerate the time of payment or vesting of any stock option, stock appreciation right, deferred compensation, or other employee benefits under any Plan (including vacation and sick pay).

                 (h) None of the Plans that are "welfare benefit plans," within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a "group health plan" as defined in Code
         Section 4980B(g) and ERISA Section 607.

                 (i) Neither PCG nor any member in a "controlled group" with PCG (as defined in ERISA) has ever contributed to, participated in, or withdrawn from a multi-employer plan as defined in Section 4001(a)(3) of Title IV of ERISA, and PCG has not incurred and does not owe any liability as a result of any partial or complete withdrawal by any employer from such a multi-employer plan as described under
         Section 4201, 4203, or 4205 of ERISA.

         2.12 Assets. PCG owns the assets reflected in the December 31, 1996, balance sheet and the assets it purports to own that were acquired in the ordinary course of business since the date thereof (except for assets sold, transferred, or conveyed in the ordinary course of business), including the leasehold estates, with good and marketable title, free and clear of any and all claims, liens, mortgages, security interests, or encumbrances whatsoever, and free and clear of any rights or privileges capable of becoming claims, liens, mortgages, securities interests, or encumbrances. The





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buildings, plants, structures, and equipment owned or leased by PCG are in good operating condition and repair, and are adequate for the uses for which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary and routine maintenance and repairs that are not material in nature or cost.

         2.13 Accounts Receivable. All accounts receivable of PCG that are reflected on the accounting records of PCG as of the date hereof (collectively, the "Accounts Receivable"), represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. The Accounts Receivable are current and collectible net of the respective reserves shown on the accounting records of PCG as of the date hereof (which reserves are adequate and calculated consistent with past practice and do not represent a greater percentage of the Accounts Receivable as of the date hereof than the reserve reflected in the balance sheet dated December 31, 1996, and do not represent a material adverse change in the composition of such Accounts Receivable in terms of aging). Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within one hundred twenty (120) days after the day on which it first becomes due and payable. The PCG Shareholders are not aware of any contest, claim, or right of set-off with any maker of an Account Receivable relating to the amount or validity of such Account Receivable.

         2.14 Lawful Operations. PCG has been and currently is conducting its business, and each of the premises leased or owned by PCG have been and now are being used and operated, in compliance with all statutes, regulations, orders, covenants, restrictions, and plans of federal, state, regional, county, or municipal authorities, agencies, or boards applicable to the same, except where the failure to so comply would not have a PCG Material Adverse Effect.

         2.15 Litigation. There is no suit, action, or proceeding pending or, to the knowledge of any of the PCG Shareholders, threatened against or affecting PCG, which, if adversely determined, could have a PCG Material Adverse Effect. PCG is not subject to any currently existing order, writ, injunction, or decree relating to its operations.

         2.16 Corporate Records; Other Information. The minute books of PCG, copies of which have been provided to SCB, reflect all meetings of the boards of directors, committees of the boards of directors, and the shareholders thereof prior to the date hereof. All documents and other written information as to existing facts relating to PCG and its assets and liabilities which have been provided to SCB in connection with this Agreement are true, correct, and complete in all material respects except to the extent that any such documents or other written information were later specifically supplemented or corrected prior to the Closing Date with additional documents or written information that were provided to SCB by authorized agents of PCG, including the PCG Disclosure Letter.

         2.17 Intellectual Property Rights. PCG owns or possesses the right to use or is licensed to use all trademarks, service marks, trade names, slogans, copyrights in published and unpublished works, patents, patent applications, inventions, and discoveries that may be patentable, rights in mask works, and all trade secrets including, but not limited to, customer lists, software, and technical information, it currently uses without any conflict or alleged conflict with the rights of others, except where any such conflict would not have a PCG Material Adverse Effect. No copyright registered in the name of or owned by PCG is infringed or has been challenged or threatened in any way or, to the knowledge of the PCG Shareholders, is infringed. None of the subject matter of any such copyright infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party for which PCG lacks a license to use that third party's work. All works encompassed by a copyright registered in the name of or owned or licensed by PCG have been marked with the proper copyright notice.

         2.18    Hazardous Substances.

                 (a) PCG has not authorized or conducted or has knowledge of the generation, transportation, storage, presence, use, treatment, disposal, release, or handling of (in an amount or of a type that has been or must be reported to any governmental agency, violates any Environmental Law (as defined below), or has required or could require remediation expenditures) any hazardous substance, asbestos, radon, polychlorinated biphenyls ("PCBs"), petroleum product, or waste (including crude oil or any fraction thereof), natural gas, liquefied gas, synthetic gas, or other material defined, regulated, controlled, or potentially subject to any remediation requirement under any environmental law (collectively, "Hazardous Materials"), on, in, or under any real property owned, leased, or by any means controlled by it;

                 (b) PCG is in compliance with all federal, state, and local laws, ordinances, rules, regulations, and other governmental requirements relating to pollution, control of chemicals, management of waste, discharges of materials into the environment, health, safety, natural resources, and the environment (collectively, "Environmental Laws");

                 (c) PCG has, and is in compliance with, all licenses, permits, registrations, and government authorizations necessary to operate under all applicable Environmental Laws;

                 (d) PCG has not received any written or oral notice from any governmental entity or any other person, and there is no pending or, to any PCG Shareholder's knowledge, threatened claim, litigation, or any administrative agency proceeding that: alleges a violation of any Environmental Law by PCG; alleges PCG is a liable party or a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., or any state superfund law; has resulted in or could result in the attachment of an environmental lien on any real property owned, leased, or controlled by PCG; or alleges the occurrence of contamination of any of such real property, damage to natural resources, property damage, or personal injury based on its activities or the activities of PCG's predecessors or third parties (whether at the real property or elsewhere) involving Hazardous Materials, whether arising under the Environmental Laws, common law principles, or other legal standards.

         2.19 Certain Business Practices and Regulations. Neither PCG, nor to any of the PCG Shareholder's knowledge, any of its executive officers, directors, or employees, has (i) made or agreed to make any contribution, payment, or gift to any customer, supplier, landlord, political candidate, governmental official, employee, or agent where either the contribution, payment, or gift or the purpose thereof was illegal under any law or regulation; (ii) established or maintained any unrecorded fund or asset for any purpose or made any false entries on its respective books and records for any reason; (iii) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other person, to any candidate for federal, state, or local public office in violation of any law or regulation; or (iv) submitted any claim for services rendered or reimbursement for expenses to any person where the services were not actually rendered or the expenses were not actually incurred.

         2.20 Insurance. All policies and binders of insurance for professional liability, directors and officers, fire, liability, workers' compensation, and other customary matters held by or on behalf of PCG ("Insurance Policies") are described in the PCG Disclosure Letter and have been made available to SCB. The Insurance Policies are in full force and effect. PCG is not in default with respect to any material provision contained in any Insurance Policy.

         2.21 No Brokers. PCG has not entered into any contract, arrangement, or understanding with any person or firm that may result in the obligation of PCG or SCB to pay any finder's fees, brokerage or agent's commissions, or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

         2.22 Affiliated Transactions and Persons. No PCG Shareholder or member of his "immediate family" (as defined by the rules and regulations adopted under the Exchange Act) has any interest in any property (whether real, personal, or mixed, and whether tangible or intangible) used in or pertaining to the business of PCG. No PCG Shareholder or member of his immediate family owns, of record or beneficially, an equity interest or any other financial or profit interest in any person or entity that has had business dealings with PCG or engaged in competition with PCG.

         2.23 Full Disclosure. All of the information provided by the PCG Shareholders and their representatives herein or in the PCG Disclosure Letter is true, correct, and complete in all material respects, and no representation, warranty, or statement made by the PCG Shareholders in or pursuant to this Agreement or the PCG Disclosure Letter contains any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation, warranty, or statement not misleading.


                                 ARTICLE 3.

                    REPRESENTATIONS AND WARRANTIES OF SCB

         Except as set forth in the disclosure letter delivered at or prior to the execution hereof to the PCG Shareholders (the "SCB Disclosure Letter"), SCB represents, warrants, and agrees as follows:

         3.1 Existence; Good Standing; Corporate Authority. SCB is duly incorporated, validly existing, and in good standing under the laws of the State of Tennessee. SCB is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business therein makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the business, results of operations, or financial condition of SCB (an "SCB Material Adverse Effect"). SCB has all requisite corporate power and authority to own, operate, and lease its properties and carry on its business as now conducted.

         3.2 Authorization, Validity, and Effect of Agreements. SCB has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. The consummation by SCB of the transactions contemplated hereby has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of SCB, enforceable in accordance with their respective terms.

         3.3 Capitalization. The authorized capital stock of SCB consists of 1,000,000 shares of preferred stock, none of which is issued and outstanding, and 20,000,000 shares of SCB Common Stock, of which 7,481,369 shares are issued and outstanding as of the date hereof, approximately 3,693,944 of which outstanding shares are owned by "affiliates" (as such term is defined under federal securities laws) by SCB. SCB has no outstanding bonds, debentures, notes, or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of SCB on any matter. All issued and outstanding shares of SCB Common Stock are duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. Other than pursuant to this Agreement, there are no options, warrants, calls, subscriptions, convertible securities, or other rights, agreements, or commitments that obligate SCB to issue, transfer, or sell any shares of capital stock of SCB.

         3.4 Subsidiaries. The SCB Disclosure Letter sets forth the outstanding capital stock and each corporation, partnership, or other entity of which at least a majority of the voting interest is owned directly or indirectly by SCB (an "SCB Subsidiary").

         3.5 Other Interests. SCB does not own, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust, or other entity, except for the SCB Subsidiaries.

         3.6 No Violation. Neither the execution and delivery by SCB of this Agreement, nor the consummation by SCB of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the charter or bylaws of SCB; (ii) conflict with, result in a breach of any provision of or the modification or termination of, constitute a default under, or result in the creation or imposition of any lien, security interest, charge, or encumbrance upon any of the assets of SCB by virtue of the application of any provision contained in, any material commitment, lease, contract, or other material agreement or instrument to which SCB is a party; or (iii) violate or result in a change in any rights or obligations, under any governmental permit or license or any order, arbitration award, judgment, writ, injunction, decree, statute, rule, or regulation applicable to SCB.

         3.7 Litigation. As of the date of this Agreement, there is no action, suit, or proceeding pending against SCB or any SCB Subsidiary or, to the knowledge of SCB or any SCB Subsidiary, threatened against or affecting SCB or any SCB Subsidiary, at law or in equity, or before or by any federal or state commission, board, bureau, agency, or instrumentality, that is reasonably likely to have an SCB Material Adverse Effect.

         3.8 Absence of Certain Changes. Since January 31, 1997, there has not been any material adverse change in the financial condition, results of operations, business, assets or liabilities (contingent or otherwise, whether due or to become due, known or unknown), of SCB, except for changes in the ordinary course of business.

         3.9 No Brokers. SCB has not entered into any contract, arrangement, or understanding with any person or firm that may result in the obligation of SCB to pay any finder's fees, brokerage or agent's commissions, or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that SCB has retained Mercer Capital as its financial advisor (the fees and expenses of which shall be the sole responsibility of SCB). Other than the foregoing arrangement, SCB is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions, or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.


                                 ARTICLE 4.

                                  COVENANTS

         4.1 Further Assurances. SCB, from time to time after the Closing and at the PCG Shareholders' reasonable request, and the PCG Shareholders from time to time after the Closing and at SCB's reasonable request, will execute, acknowledge, and deliver to the PCG Shareholders or SCB, as the case may be, such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications, and further assurances as the PCG Shareholders or SCB, as the case may be, may reasonably require in order to better enable the other party to complete, perform, or discharge any of the liabilities or obligations assumed hereunder. Each of the parties hereto will cooperate with the other and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence, and confirm the intended purposes of this Agreement. Without limiting the generality of the foregoing, SCB will cause PCG to, and the PCG Shareholders will, within 30 days of the Closing Date, use their best efforts to agree to lease the properties identified on Schedule 4.2 hereto, with such terms as may be mutually agreeable to the parties, including fair market rental rates.

         4.2 Covenants of SCB. SCB will not, without the prior written consent of the PCG Shareholders, prior to December 31, 1997:

                          (i) merge or consolidate the business of PCG into or with any other entity, sell or permit the sale of any material amount of assets of PCG otherwise than in the ordinary course of business, or permit PCG to be otherwise dissolved and liquidated;

                          (ii) require the employees of PCG to devote more than an inconsequential amount of their working time (which for purposes of this Agreement shall mean an amount not in excess of 10% of their working time and which will otherwise not materially adversely affect the business of PCG) to matters other than the conduct of the business of PCG;

                          (iii) sell or provide any goods or services to PCG, except those which are reasonably necessary to the conduct of PCG's business and on terms and conditions no less favorable to PCG than it could obtain from unrelated third parties;

                          (iv)    materially change the financial or
                 operational business practices of PCG including materially increasing expenses associated with the business without a corresponding increase in the revenues associated with the business; and

                          (v) change the method of allocating expenses between PRI and PCG in a manner inconsistent with prior policies and practices.


                                 ARTICLE 5.

                       SURVIVAL OF REPRESENTATIONS AND
                         WARRANTIES; INDEMNIFICATION

         5.1 Survival of Representations and Warranties. The representations and warranties of the parties contained in Articles 2 and 3 of this Agreement, and the parties' rights to pursue any claim under this Article 5, shall survive for a period of one year from the Effective Date (regardless of any investigation conducted by the parties with respect thereto) and no claim for a misrepresentation or breach of warranty, including, without limitation, any claim for indemnification arising from an alleged misrepresentation or breach of warranty, may be made hereunder by either party unless such party has given the other party written notice of the claim on or before July 31, 1998.

         5.2 Indemnification by the PCG Shareholders. Subject to the provisions of this Article 5 and the Escrow Agreement, the PCG Shareholders, jointly and severally, in accordance with the Escrow Agreement, agree to indemnify and hold harmless SCB and PRI and PCG following the Effective Date (each being an "SCB Indemnified Party"), from and against, and will reimburse any SCB Indemnified Party for any and all claims, losses, damages, liabilities, and expenses (including, without limitation, settlement costs and any reasonable legal or other fees or expenses for investigating or defending any actions or threatened actions), or diminution in value (in excess of $100,000 on a cumulative aggregate basis), whether or not involving a third-party claim, arising from or in connection with each and all of the following:

                 (a) any misrepresentation or breach of any warranty made by the PCG Shareholders in this Agreement;

                 (b) the nonfulfillment or breach of any covenant, agreement, or obligation of the PCG Shareholders contained in by this Agreement;

                 (c) any misrepresentation or breach of any warranty contained in any written statement, certificate, or other document furnished by the PCG Shareholders pursuant to this Agreement or in connection with the transaction contemplated by this Agreement; and

                 (d) any amounts paid to any of Messrs. Dunne, Linklater, Causse, Hamel, or Lawson pursuant to any employment or consulting contract entered into prior to the Closing Date in excess of such person's base salary as of the Closing Date as reflected in the books and records of PRI or PCG;

                 (e) any attempt (whether or not successful) by any person to cause or require such SCB Indemnified Party to pay or discharge any debt, obligation, liability, or commitment, the existence of which would entitle such SCB Indemnified Party to indemnification pursuant to clauses (a) through (d) of this Section 5.2.

         5.3     Indemnification by SCB.  Subject to the provisions of this
Article 5, SCB shall indemnify, defend, and hold harmless, the PCG Shareholders and their respective estates (each being a "Seller Indemnified Party"), and will reimburse any Seller Indemnified Party for any and all claims, losses, damages, liabilities, and expenses (including, without limitation, settlement costs and any legal or other fees or expenses for investigating or defending any actions or threatened actions) arising from or in connection with each and all of the following:

                 (a) any misrepresentation or breach of any warranty made by SCB in this Agreement;

                 (b) the nonfulfillment or breach of any covenant, agreement, or obligation of SCB contained in this Agreement;

                 (c) any misrepresentation or breach of any warranty contained in any statement, certificate, or other document furnished by SCB pursuant to this Agreement or in connection with the transactions contemplated by this Agreement;

                 (d) any attempt (whether or not successful) by any person to cause or require such Seller Indemnified Party to pay or discharge any debt, obligation, liability, or commitment, the existence of which would entitle such Seller Indemnified Party to indemnification pursuant to clauses (a) through (c) of this Section 5.3; and

                 (e) a loss by a PCG Shareholder (up to an aggregate of $1,800,000 for all PCG Shareholders) pursuant to a guarantee by such PCG Shareholder of an obligation of PCG, provided that such guarantee has been disclosed to SCB prior to the Closing Date.

         5.4 Indemnification Procedure. Subject to the differing provisions of the Escrow Agreement governing procedures for indemnification if the Escrow Agreement is still in effect, an indemnified party shall promptly notify the indemnifying party of any claim, demand, action, or proceeding for which indemnification will be sought under Section 5.2 or 5.3 of this Agreement, and, if such claim, demand, action, or proceeding is a third-party claim, demand, action, or proceeding, then the indemnifying party will have the right at its expense to assume the defense thereof using counsel reasonably acceptable to the indemnified party. The indemnified party shall have the right to participate, at its own expense, with respect to any such third-party claim, demand, action, or proceeding. In connection with any such third-party claim, demand, action, or proceeding, SCB and the PCG Shareholders shall cooperate with each other and provide each other with access to relevant books and records in their possession. No such third-party claim, demand, action, or proceeding shall be settled without the prior written consent of the indemnified party. If a firm written offer is made to settle any such third-party claim, demand, action, or proceeding and the indemnifying party proposes to accept such settlement, and the indemnified party refuses to consent to such settlement, then: (i) the indemnifying party shall be excused from, and the indemnified party shall be solely responsible for, all further defense of such third-party claim, demand, action, or proceeding; and (ii) the maximum liability of the indemnifying party relating to such third-party claim, demand, action, or proceeding shall be the amount of the proposed settlement if the amount thereafter recovered from the indemnified party on such third-party claim, demand, action, or proceeding is greater than the amount of the proposed settlement.

         5.5 Right of Set-Off. SCB shall have a right of set-off, subject to and in accordance with the provisions of and the procedures described in the Escrow Agreement, and against any and all amounts due and owing the PCG Shareholders pursuant to that certain Stock Purchase Agreement by and among SCB and the shareholders of Partners Resources, Inc. (which shareholders are also the shareholders of PCG) of even date herewith (the exercise of which set-off in good faith, whether or not ultimately determined to be justified, will not constitute a breach of Article I of such Stock Purchase Agreement), to satisfy any indemnification right of SCB hereunder or any obligation or agreement of the PCG Shareholders hereunder.


                                 ARTICLE 6.

                             GENERAL PROVISIONS

         6.1 Notices. Any notice required to be given hereunder shall be sufficient if in writing, by courier service (with proof of service), hand delivery, or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

   If to SCB:                            If to the PCG Shareholders:

   Ben C. Bryant, Jr.                    At their addressed identified
   President and Chief                   on the signature page hereto
     Executive Officer
   SCB Computer Technology, Inc.
   1365 West Brierbrook Road
   Memphis, Tennessee  38138

   with a copy to:                       with a copy to:

   J. Gentry Barden                      Irving Hymson
   Bass, Berry & Sims PLC                Peskind Hymson & Goldstein, P.C.
   2700 First American Center            14595 N. Scottsdale Road
   Nashville, Tennessee  38238           Scottsdale, Arizona 85254-3498

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so personally delivered or mailed.

         6.2 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, at each such party's sole discretion. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         6.3 Entire Agreement. This Agreement, the Exhibits, the PCG Disclosure Letter, the SCB Disclosure Letter, and any documents delivered by the parties in connection herewith, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

         6.4 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         6.5 Governing Law. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the laws of the State of Tennessee applicable to contracts made and to be performed wholly within such state.

         6.6 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

         6.7 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

         6.8 Incorporation of Exhibits. The PCG Disclosure Letter, the SCB Disclosure Letter, and the Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

         6.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         6.10 Expenses. Each party to this Agreement shall bear its own expenses in connection with the transactions contemplated hereby; provided, however, that all expenses of PCG in connection herewith shall be borne by the PCG Shareholders.

         6.11 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled by contract, at law, or in equity.

         IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf to be effective on the day and year first written above.


                                        SCB COMPUTER TECHNOLOGY, INC.


                                        By:   /s/ Gary E. McCarter
                                           -----------------------------------
                                        Title:  Senior Vice President
                                              --------------------------------




                                        THE PCG SHAREHOLDERS:

                                        /s/ Michael L. Hirschey
                                        ---------------------------------------
                                        Michael L. Hirschey
                                        Address: 14746 N. 78th Way
                                                -------------------------------
                                                Scottsdale, AZ 85260
                                        ---------------------------------------
                                        ---------------------------------------

                                        /s/ Kenneth L. Spencer
                                        ---------------------------------------
                                        Kenneth L. Spencer
                                        Address: 8049 Bellflower Ct.
                                                -------------------------------
                                                Nevet, CO 80503
                                        ---------------------------------------
                                        ---------------------------------------

                                        /s/ Russell J. Young by Kenneth L.
                                            Spencer as attorney in fact
                                        ---------------------------------------
                                        Russell J. Young
                                        Address:
                                                -------------------------------
                                        ---------------------------------------
                                        ---------------------------------------

                                        /s/ Barry L. Fulton
                                        ---------------------------------------
                                        Barry L. Fulton
                                        Address: 1124 Miramar
                                                -------------------------------
                                                Laguna Beach, CA 92651
                                        ---------------------------------------
                                        ---------------------------------------

                            ATTACHMENTS AND EXHIBITS


PCG Disclosure Letter
SCB Disclosure Letter
Exhibit A -- PCG Shareholder Allocations and Wire Transfer Instructions Exhibit B -- Indemnity and Escrow Agreement
Exhibit C -- Form of SCB Counsel Legal Opinion
Exhibit D -- Form of PCG Counsel Legal Opinion
Exhibit E -- Form of Non-Competition Agreement